Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 14, 2021

FS KKR Capital Corp.

(Exact name of Registrant as specified in its charter)

Maryland	814-00757	26-1630040
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania	19112
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FSK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On November 23, 2020, FS KKR Capital Corp., a Maryland corporation (“FSK”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FS KKR Capital Corp. II, a Maryland corporation (“FSKR,” and together with FSK, the “Funds”), Rocky Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of FSK (“Merger Sub”), and FS/KKR Advisor, LLC, a Delaware limited liability company and investment adviser to each of the Funds (the “FS/KKR Advisor”). The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into FSKR, with FSKR continuing as the surviving company and as a wholly-owned subsidiary of FSK (the “First Merger”), and, immediately thereafter, FSKR will merge with and into FSK, with FSK continuing as the surviving company (together with the First Merger, the “Merger”).

On April 8, 2021, a stockholder complaint was filed in the Supreme Court of the State of New York, County of New York, against FSKR and the members of the Board of Directors of FSKR (the “FSKR Board”), entitled Solar v. FS KKR Capital Corp. II, et al., Index No. 652317/2021 (the “Merger Filing”). The complaint alleges, among other things, that the joint definitive proxy statement/prospectus of FSK and FSKR (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021 contained materially misleading and incomplete disclosures. The complaint seeks, among other things, supplemental disclosures be made to the Proxy Statement to address the alleged materially misleading and incomplete disclosures and to enjoin the closing of the Merger. In addition, certain other FSKR stockholders, acting through counsel, have also requested that FSKR and/or FSK provide supplemental disclosures to the Proxy Statement.

FSKR, the individual defendants and FSK believe that FSKR and FSK have previously disclosed all information required to be disclosed to ensure that their respective stockholders can make an informed vote at the Special Meeting (as defined below) and that the additional disclosures requested by the plaintiff and the requesting stockholders are immaterial. Accordingly, the individual defendants, FSKR and FSK believe these claims are without merit. However, in order to reduce the costs, risks and uncertainties inherent in litigation, FSK and FSKR have determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K (the “Report”). Nothing in this Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, FSK, the Board of Directors of FSK (the “FSK Board”), FSKR and the FSKR Board specifically deny all allegations in the Merger Filing and the stockholder requests that any additional disclosure was or is required.

The FSK Board, including all of the independent directors, continues to unanimously recommend that FSK stockholders entitled to vote at the Special Meeting vote “FOR” the FSK Merger Proposal (as defined in the Proxy Statement), the Merger Stock Issuance Proposal (as defined in the Proxy Statement) and the FSK Advisory Agreement Amendment Proposal (as defined in the Proxy Statement).

These supplemental disclosures will not affect the merger consideration to be issued by FSK in connection with the Merger or the timing of FSK’s Special Meeting of Stockholders scheduled for May 21, 2021 at 1:00 p.m. Eastern Time, which will be held at 201 Rouse Boulevard, Philadelphia, PA 19112 (the “Special Meeting”).

If you are an FSK stockholder, you can contact Broadridge Financial Solutions, Inc. at the below contact information with any questions regarding the Special Meeting:

Broadridge Financial Solutions, Inc.

51 Mercedes Way

Edgewood, New York 11717

1-833-868-3374

Supplemental Disclosures.

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. For clarity, new text within restated disclosure from the Proxy Statement is presented in bold text.

The first sentence of the first paragraph on page 43 of the Proxy Statement is supplemented as follows:

On July 23, 2020, the subset of Independent Directors consisting of Messrs. Hagan, Ford, Goldstein and Kropp, along with representatives of Stradley, met separately with representatives of each of the three remaining investment banks and discussed the presentations in executive sessions after the meetings.

The first sentence of the second paragraph on page 64 of the Proxy Statement is supplemented as follows:

Based on the results of this analysis, the consensus Price/NAV multiple and 2021E dividend yield for FSKR of 0.63x and 14.1%, respectively, as published by Factset Research Systems, and on other factors J.P. Morgan considered appropriate, J.P. Morgan selected a range of Price/NAV multiples from 0.60x to 1.00x.

The second bullet point in the fifth paragraph on page 64 of the Proxy Statement is supplemented as follows:

a range for cost of equity of 11.0% to 12.0%, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk and other appropriate factors based on its professional experience and judgment;

The third paragraph on page 65 of the Proxy Statement is supplemented as follows:

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the six publicly available equity research analyst price target for FSKR Common Stock and noted that the range of such price targets was $14.25 per share to $19.00 per share, with a consensus median of $17.13 per share, and compared that price target range to (1) the implied offer price per share of FSKR Common Stock of $16.88 (based on the J.P. Morgan September Exchange Ratio of 1.00802x and the closing price per share of FSK Common Stock of $16.75 on November 18, 2020) and (2) the closing price per share of FSKR Common Stock of $15.56 on November 18, 2020.

The first sentence of the first paragraph on page 66 of the Proxy Statement is supplemented as follows:

Based on the results of this analysis, the consensus Price/NAV multiple and 2021E dividend yield for FSK of 0.68x and 14.3%, respectively, as published by Factset Research Systems, and on other factors J.P. Morgan considered appropriate, J.P. Morgan selected a range of Price/NAV multiples from 0.60x to 1.00x.

The second bullet in the fifth paragraph on page 66 of the Proxy Statement is supplemented as follows:

a range for cost of equity of 11.0% to 12.0%, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk and other appropriate factors based on its professional experience and judgment;

The eighth paragraph on page 66 of the Proxy Statement is supplemented as follows:

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the nine publicly available equity research analyst price targets for FSK Common Stock and noted that the range of such price targets was $15.50 per share to $22.00 per share with a consensus median of $17.25 per share, and compared that price target range to the closing price per share of FSK Common Stock of $16.75 on November 18, 2020.

The third sentence of the second paragraph on page 54 of the Proxy Statement is supplemented as follows:

In this analysis, RBCCM compared, among other things, (1) multiple of price per share of common stock to Book Value and (2) 2021E Dividend Yield, in each case as published by Factset Research Systems.

The first sentence of the third paragraph on page 55 of the Proxy Statement is supplemented as follows:

RBCCM used discount rates ranging from 10.0% to 12.0%, which range was selected by RBCCM in its professional judgment, based on an estimated cost of equity using CAPM, as well as applying a size premium, and a terminal value at the end of the forecast period, using terminal multiples ranging from 0.60x to 1.00x based on estimated Book Value per share of common stock as of December 31, 2025.

The third sentence of the fourth paragraph on page 55 of the Proxy Statement is supplemented as follows:

In this analysis, RBCCM compared, among other things, (a) multiple of price per share of common stock to Book Value and (b) 2021E Dividend Yield, in each case as published by Factset Research Systems.

The first sentence of the third paragraph on page 56 of the Proxy Statement is supplemented as follows:

RBCCM used discount rates ranging from 10.0% to 12.0%, which range was selected by RBCCM in its professional judgment, based on an estimated cost of equity using CAPM, as well as applying a size premium, and a terminal value at the end of the forecast period, using terminal multiples ranging from 0.60x to 1.00x based on estimated Book Value per share of common stock as of December 31, 2025.

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Funds. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the SEC, including the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including the Proxy Statement. The Proxy Statement was mailed to stockholders of each of the Funds on or about March 2, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS KKR Capital Corp.

Date: May 14, 2021	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary